SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 24, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Sandoz completes acquisition of EBEWE Pharma, improving global patient access to affordable injectable cancer medicines

•                  Acquisition of EBEWE Pharma provides strong platform for future growth of differentiated generics business

•                  New global center of excellence for injectable cancer medicines broadens portfolio of affordable medicines for patients

•                  Sandoz to focus on quick and seamless integration for customers and employees

Holzkirchen, September 24, 2009 – Sandoz announced today that it has completed its USD 1.3 billion acquisition of EBEWE Pharma’s specialty generic injectables business, paving the way for the creation of a global center of excellence in generic oncology injectables.

“We are delighted to combine EBEWE Pharma’s portfolio and pipeline of high-quality injectables with our global leadership in biopharmaceuticals, anti-infectives and other innovative technologies,” said Sandoz CEO Jeff George. “This will greatly enhance the range of affordable generic anti-cancer medicines Sandoz offers to patients worldwide.”

In addition to globalizing Austrian-based EBEWE’s operations through its integration within Sandoz, the world’s second largest generics company, the transaction offers Sandoz a complementary portfolio of differentiated generics, with more than 15 marketed products and a strong pipeline with several near-term launches.

Sandoz and EBEWE Pharma will now focus on implementing their joint integration plans to deliver a smooth transition for all stakeholders. A new global business unit and center of excellence is being created to improve customer service worldwide. The new unit will be based in Unterach, Austria and led by former EBEWE Pharma CEO Friedrich Hillebrand, who will join the Sandoz Executive Committee.

Key priorities for the integration include capitalizing on EBEWE Pharma’s deep hospital marketing capabilities, strong customer partnerships, skills in developing differentiated generics, and expertise in injectables manufacturing. The majority of integration activities are expected to be completed shortly.

Annual sales of the global generic injectables sector were USD 10-12 billion in 2008, according to IMS Health, with injectable oncology medicines accounting for about 30%. Additionally, injectable oncology medicines with a total of USD 9 billion in annual sales are expected to lose patent protection by 2015.

Disclaimer

This release contains certain forward-looking statements that can be identified by terminology such as “platform for future growth,” “to focus on,” “paving the way for,” “pipeline,” “will,” “planned,” “expected,” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis and its Sandoz Division of the EBEWE acquisition, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or its Sandoz Division and any potential synergies, strategic benefits or opportunities as a result of the acquisition. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or its Sandoz Division, will achieve any particular future financial results or future growth rates or that Novartis or Sandoz will be able to realize any potential synergies, strategic benefits or opportunities as a result of the EBEWE acquisition. Neither can there be any guarantees with respect to the impact of the proposed acquisition on Novartis’ credit rating. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; Sandoz’ ability to successfully merge the two companies and retain key personnel; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

# # #

About Sandoz

Sandoz, a Division of the Novartis group, is a global leader in the field of generic pharmaceuticals, offering a wide array of high-quality, affordable products that are no longer protected by patents. Sandoz has a portfolio of approximately 1000 compounds and sells its products in more than 130 countries. Key product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz develops, produces and markets these medicines along with pharmaceutical and biotechnological active substances and anti-infectives. In addition to strong organic growth in recent years, Sandoz has made a series of acquisitions including Lek (Slovenia), Sabex (Canada), Hexal (Germany) and Eon Labs (US). In 2008, Sandoz employed around 23,000 people worldwide and posted sales of USD 7.6 billion.

# # #

For further information

Central media line: +41 61 324 2200

Eric Althoff	Chris Lewis
Novartis Global Media Relations	Sandoz Global Communications
+41 61 324 7999	+49 8024 476 2550
eric.althoff@novartis.com	chris.lewis@sandoz.com

Novartis Investor Relations

International:	North America:
Ruth Metzler-Arnold	Richard Jarvis +1 212 830 2433
Pierre-Michel Bringer	Jill Pozarek +1 212 830 2445
John Gilardi	Edwin Valeriano +1 212 830 2456
Thomas Hungerbuehler	E-mail: investor.relations@novartis.com
Isabella Zinck
Central phone no: +41 61 324 7944
E-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 24, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting